Integrated Silicon Solution, Inc.

1940 Zanker Road

San Jose, CA 95112

September 13, 2007

Via EDGAR and Overnight Delivery

Mr. Jay Webb

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment letter dated 7/23/2007

Integrated Silicon Solution, Inc.

Form 10-K for Fiscal Year Ended September 30, 2006

Filed May 30, 2007

File No. 000-23084

Dear Mr. Webb:

We have reviewed the comments from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated July 23, 2007 relating to the above-referenced filing.

On behalf of Integrated Silicon Solution, Inc. (“ISSI”), we are concurrently filing via EDGAR, and for the convenience of the Staff, we are providing courtesy copies of this letter by overnight delivery.

In this letter, we have recited the comments from the Commission in italics type and have followed each comment with ISSI’s response.

Form 10-K for the Fiscal Year-Ended September 30, 2006

Item 7. Management’s Discussion and Analysis, page 33

Critical Accounting Policies, page 50

We note disclosures on page 51 and 102 that acquisition related tangible and intangible assets are valued by an independent valuation firm. While in future filings management may elect to take full responsibility for valuing these assets, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

1. We take note of your comment. Management takes full responsibility for the valuation of assets acquired in acquisitions. We will revise our disclosure in future filings with the Commission as follows:

Accounting for acquisitions and goodwill. We account for acquisitions using the purchase accounting method in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations.” Under this method, the total consideration paid, excluding, if any, the contingent consideration that has not been earned, is allocated over the fair value of the net assets acquired, including in-process research and development, with any excess allocated to goodwill. Goodwill is defined as the excess of the purchase price over the fair value allocated to the net assets. Our judgments as to fair value of the assets will, therefore, affect the amount of goodwill that we record. Management is responsible for the valuation of tangible and intangible assets. For tangible assets acquired in any acquisition, such as plant and equipment, the useful lives are estimated by considering comparable lives of similar assets, past history, the intended use of the assets and their condition. In estimating the useful life of the acquired intangible assets with definite lives, we consider the industry environment and unique factors relating to each product relative to our business strategy and the likelihood of technological obsolescence. Acquired intangible assets primarily include core and current technology, customer relationships and customer contracts. We are currently amortizing our acquired intangible assets with definite lives over periods generally ranging from six months to six years.

We perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances where indicators of impairment may exist. For instance, in response to changes in industry and market conditions, we could be required to strategically realign our resources and consider restructuring, disposing of, or otherwise exiting businesses, which could result in an impairment of tangible and intangible assets, including goodwill. In fiscal 2005, we recorded charges for impairment of goodwill in the amount of $4.4 million.

Note 1. Organization and Significant Accounting Policies, page 61

Goodwill and Purchased Intangible Assets, page 62

We see that you recorded $5.5 million of goodwill impairment charges during fiscal 2005. The impairment test for goodwill under SFAS 142 is a two-step test as described in paragraphs 19-22 of SFAS 142. Based on your current disclosures, it is not possible to determine how you assess and measure goodwill impairments. Please revise future filings to describe, in appropriate detail, how your goodwill accounting policies comply with the guidance discussed in paragraphs 18 – 22 of SFAS 142.

2. We take note of your comment. We believe our goodwill accounting policies comply with the guidance in paragraphs 18-22 of SFAS No. 142. We will revise our disclosure in future filings with the Commission as follows:

Goodwill and Purchased Intangible Assets

Goodwill is tested for impairment on an annual basis and between annual tests in certain circumstances, and is written down when impaired in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” For goodwill, the Company performs a two-step impairment test. In the first step, the Company compares the fair value of each reporting unit to its carrying value, including goodwill. The Company determines the fair value of its reporting units based on a weighting of income and market approaches. Under the income approach, the Company calculates the fair value of a reporting unit based on the present value of estimated future cash flows. Under the market approach, the Company estimates the fair value based on market multiples of revenue or earnings for comparable companies. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Company performs the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, the Company records an impairment loss equal to the difference.

Based on the impairment tests performed, the Company recorded impairment charges for goodwill of $4.4 million in fiscal 2005. Purchased intangible assets other than goodwill are amortized over their useful lives unless these lives are determined to be indefinite. Purchased intangible assets with definite lives are carried at cost less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, generally six months to six years. Purchased in-process research and development without alternative future use is expensed when acquired.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses you can contact me at (408) 969-4686.

Regards,

/s/ Scott D. Howarth
Scott D. Howarth
Vice-President and CFO